Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Reports First Quarter 2017 Results
Toronto, Ontario (May 4, 2017) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the first quarter ended March 31, 2017 and reviewed its operating, exploration and development activities.
“We had a solid start to the year operationally and with stronger production and lower costs expected through the rest of 2017, we are on track to achieve full year guidance across all metrics. We expect this to drive significant free cash flow growth from our operations, especially in the second half of 2017 as we benefit from higher throughput rates at Young-Davidson and initial production from La Yaqui,” said John A. McCluskey, President and Chief Executive Officer.
“We made excellent progress surfacing value within our portfolio of development assets in the quarter. Construction of La Yaqui Phase I is on track and we continued to grow La Yaqui Grande, reporting an initial reserve of over 0.5 million ounces. We delivered two positive feasibility studies on our projects in Turkey and expect results from a third feasibility study on Lynn Lake in the third quarter. We also strengthened our balance sheet. We are now debt free and with a strong cash position, are well positioned to deliver on this growth,” Mr. McCluskey added.

First Quarter 2017 Highlights

•
Produced 96,200 ounces of gold at total cash costs[1] of $827 per ounce and all-in sustaining costs ("AISC")[1] of $1,014 per ounce. Stronger quarterly production and lower costs are expected through the remainder of the year consistent with full year guidance

•	Sold 98,755 ounces of gold at an average realized price of $1,225 per ounce for revenues of $121.0 million

•	Realized net earnings of $0.1 million, or $0.00 per share, which included an unrealized foreign exchange gain of $5.9 million ($0.02 per share)

•	Generated cash flow from operating activities before changes in working capital[1] of $34.2 million, or $0.12 per share

•	Completed an equity financing pursuant to which 31,450,000 common shares were issued at a price of $7.95 per share, for gross proceeds of $250.0 million

•	Declared a semi-annual dividend of $0.01 per common share, or $3.0 million, paid to shareholders on April 28, 2017

•	Advanced construction of La Yaqui Phase I with initial production on track for the second half of 2017

•
Increased global Proven and Probable mineral reserves by 31%, or 1.8 million ounces, to total 7.7 million ounces of gold, reflecting a significant increase in mineral reserves at La Yaqui and the declaration of initial mineral reserves at Kirazlı and Ağı Dağı

•	Received the Forestry Permits for the development of the Kirazlı gold project

•	Reported positive feasibility studies for the Kirazlı and Aği Daği gold projects and a preliminary economic study on the Çamyurt gold project
Subsequent to the First Quarter 2017

•	Completed the redemption of the $315.0 million 7.75% Senior Secured Second Lien Notes (the "Notes") due in 2020

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.

Highlight Summary

	Three Months Ended March 31,
	2017	2016
Financial Results (in millions)
Operating revenues	$121.0	$104.3
Cost of sales (1)	$110.1	$99.5
Earnings (loss) from operations	$2.2	($2.3)
Net earnings	$0.1	$9.7
Cash provided by operations before changes in working capital (2)	$34.2	$27.6
Cash provided by operating activities	$20.1	$23.8
Capital expenditures (sustaining) (2)	$9.3	$10.5
Capital expenditures (growth) (2),(3)	$24.3	$22.8
Operating Results
Gold production (ounces)	96,200	94,632
Gold sales (ounces)	98,755	90,989
Per Ounce Data
Average realized gold price	$1,225	$1,146
Average spot gold price (London PM Fix)	$1,219	$1,183
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,115	$1,094
Total cash costs per ounce of gold sold (2)	$827	$782
All-in sustaining costs per ounce of gold sold (2)	$1,014	$986
Share Data
Earnings per share, basic and diluted	$0.00	$0.04
Weighted average common shares outstanding (basic) (000’s)	284,748	262,397
Financial Position (in millions)
Cash and cash equivalents	$479.2	$273.8
Total debt and equipment financing obligations	$304.2	$319.3

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

	Three Months Ended March 31,
	2017	2016
Gold production (ounces)
Young-Davidson	40,400	39,065
Mulatos	40,000	37,600
El Chanate	15,800	17,967
Gold sales (ounces)
Young-Davidson	43,827	39,734
Mulatos	38,675	32,732
El Chanate	16,253	18,523
Cost of sales (in millions)(1)
Young-Davidson	$50.3	$42.0
Mulatos	$40.0	$34.4
El Chanate	$19.8	$23.1
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,148	$1,057
Mulatos	$1,034	$1,051
El Chanate	$1,218	$1,247
Total cash costs per ounce of gold sold (2)
Young-Davidson	$710	$616
Mulatos	$827	$811
El Chanate	$1,144	$1,086
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$851	$846
Mulatos	$920	$878
El Chanate	$1,187	$1,095
Capital expenditures (growth and sustaining) (in millions)(2)
Young-Davidson	$18.6	$24.0
Mulatos(4)	$11.4	$4.4
El Chanate	$0.6	$0.1
Other	$3.0	$4.8

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes capitalized exploration and La Yaqui Phase I development.

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Outlook and Strategy

	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production (000’s ounces)	200-210	150-160	50-60	—	400-430
Cost of sales, including amortization (in millions)(4)	$215	$157	$70	—	$442
Cost of sales, including amortization ($ per ounce)(4)	$1,050	$1,015	$1,265	—	$1,065
Total cash costs ($ per ounce)(1)	$625	$815	$1,200	—	$765
All-in sustaining costs ($ per ounce)(1)				—	$940
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$775	$890	$1,200	—	—
Capital expenditures (in millions)
Sustaining capital(1)	30-35	8-10	$2	—	40-47
Growth capital(1)	40-45	$25-30 (2)	—	$35	100-110
Total capital expenditures(1)	70-80	33-40	$2	$35	$140-$157

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.

(2)	Excludes capitalized exploration.

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense

The Company's focus is on maximizing cash flow from its operations through increased production, margin expansion, and capital discipline, while advancing its portfolio of low-cost development projects.
Gold production is expected to range between 400,000 to 430,000 ounces at AISC of $940 per ounce in 2017. Production is expected to increase through the year at decreasing AISC, consistent with full year guidance.
Total capital spending for the Company’s operating mines is expected to range between $105 and $122 million in 2017, a reduction from $128 million in 2016, even after factoring in $12 million of development spending for La Yaqui Phase I. Exploration remains a focus for the Company with a 2017 global exploration budget of $24 million, of which $17 million is expected to be spent at Mulatos.
At Young-Davidson, gold production is expected to increase to range between 200,000 and 210,000 ounces, driven by stronger underground mining rates. The MCM waste pass system is expected to be complete mid-year which will support higher underground throughput rates in the second half of 2017. Additionally, the installation of a pebble crusher to the mill circuit is expected to be complete by the end of the third quarter driving increased mill throughput.
Total cash costs at Young-Davidson are expected to average $625 per ounce of gold sold in 2017. Mine-site all-in sustaining costs are expected to average $775 per ounce, a 14% decrease from 2016 reflecting higher underground mining rates, ongoing productivity improvements and lower sustaining capital spending. Cash costs and mine-site all-in sustaining costs are expected to decrease through the year as production ramps up, consistent with full year guidance. Capital spending of $18.6 million in the first quarter was on pace with full year 2017 guidance of $70 to $80 million, including $30 to $35 million of sustaining capital.
Mulatos is expected to produce 150,000 to 160,000 ounces of gold in 2017. Higher margins are expected in 2017 as mine-site all-in sustaining costs are expected to decline to $890 per ounce. Capital spending is expected to total $33 to $40 million, which includes $12 million for the development of La Yaqui Phase I, and $8 to $10 million of sustaining capital. Development of La Yaqui Phase I is on schedule for initial production in the second half of 2017. Development activities in the first quarter were focused on construction of the independent heap leach pad, pre-stripping activities, and stockpiling ore from the open pit. The project remains on schedule and on budget.
In parallel to the development of La Yaqui Phase I, the Company is continuing with an aggressive exploration program at La Yaqui Grande and surrounding deposits in the Mulatos district. The Company remains focused on expanding its footprint at Mulatos, with approximately $17 million budgeted for exploration in 2017. This spending will be focused on La Yaqui Grande, Cerro Pelon, Los Bajios, and El Refugio deposits within the Mulatos district.
El Chanate is expected to produce 50,000 to 60,000 ounces of gold in 2017 at mine-site all-in sustaining costs of $1,200 per ounce. As a mature, higher cost operation, the Company has hedged approximately 80% of El Chanate’s 2017 gold production through gold collar contracts which ensure a minimum gold price of $1,225 per ounce and participation up to a price of $1,450 per ounce. The Company expects the operation to generate significant free cash flow through residual leaching at the conclusion of its mine life.

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Development spending in 2017 remains focused on the Company's highest priority targets. The Company received the Forestry Permits for Kirazlı in the first quarter, and is pursuing the GSM (Business Opening and Operation) permit. The Company's Board of Directors recently approved capital spending up to $30 million for Kirazlı in 2017 in order to complete detailed engineering and commence early construction activities on longer lead time items, such as the water reservoir. The timing of the spending is dependent on receipt of the GSM permit. The Company is also continuing to progress towards completing a feasibility study for the Lynn Lake project in the third quarter of 2017.
With the completion of the equity financing in February and subsequent repayment of the $315 million Notes in April, the Company is now debt free and has significantly de-risked its balance sheet. With a substantial cash position and additional liquidity available under its revolving credit facility, the Company is well positioned to fund its strong pipeline of growth projects.

First Quarter 2017 Results
Young-Davidson Operational and Financial Review

	Three Months Ended March 31,
	2017	2016
Gold production (ounces)	40,400	39,065
Gold sales (ounces)	43,827	39,734
Financial Review (in millions)
Operating Revenues	$53.6	$45.9
Cost of sales (1)	$50.3	$42.0
Earnings from operations	$3.3	$3.9
Cash provided by operating activities, before changes in working capital (2)	$22.5	$21.5
Cash provided by operating activities	$18.5	$21.8
Capital expenditures (sustaining) (2)	$6.1	$9.0
Capital expenditures (growth) (2)	$12.5	$15.0
Free cash flow, before changes in working capital (2)	$3.9	($2.5)
Free cash flow (2)	($0.1)	($2.2)
Cost of sales, including amortization per ounce of gold sold (1)	$1,148	$1,057
Total cash costs per ounce of gold sold (2)	$710	$616
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$851	$846
Underground Operations
Tonnes of ore mined	576,019	525,597
Tonnes of ore mined per day ("tpd")	6,400	5,776
Average grade of gold (4)	2.56	2.57
Metres developed	3,242	3,490
Unit mining costs per tonne	$36	$31
Unit mining costs per tonne (CAD$)	$47	$42
Mill Operations
Tonnes of ore processed	694,624	668,136
Tonnes of ore processed per day	7,718	7,342
Average grade of gold (4)	2.18	2.08
Contained ounces milled	48,774	44,760
Average recovery rate	89%	90%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").

Young-Davidson produced 40,400 ounces of gold in the first quarter of 2017, 3% higher than the same period of 2016. The increase reflects improved mill throughput and higher processed grades as underground ore continues to make up an increasing proportion of mill feed. This was partially offset by slightly lower recoveries and timing differences with a buildup of approximately 3,000 ounces of gold in inventory within the mill circuit. These ounces will be recovered over the coming months. Underground mining rates are expected to ramp up throughout 2017, driving quarterly production higher and total cash costs lower.
The Company mined 576,019 tonnes of ore from underground in the first quarter of 2017, or 6,400 tpd. Underground mining rates were at the lower end of the guidance range of 6,500 and 7,500 tpd, as development and waste tonnes

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were caught up in the quarter. Underground mining rates improved later in the quarter, and are expected to trend higher through the year with the completion of the MCM waste pass early in the third quarter of 2017.
Underground mined grades in the first quarter were 2.56 g/t Au and in-line with the prior year period. Mined grades were slightly lower than reserve grades due to mine sequencing. Grades are expected to increase in the second quarter with higher-grade stopes scheduled to be mined. Consistent with guidance, underground mining grades are expected to vary as much as plus or minus 10% relative to reserve grades in 2017, depending on the quarter.
During the first quarter of 2017, 694,624 tonnes, or 7,718 tpd were processed through the mill with grades averaging 2.18 g/t Au. Processed grades are expected to increase in the second quarter of 2017 and throughout the remainder of the year as higher-grade stopes are mined and underground mining rates ramp up. Mill recoveries were consistent with the first quarter of 2016, with higher recoveries expected through the remainder of the year.
Financial Review
For the three months ended March 31, 2017, revenue of $53.6 million was $7.7 million or 17% higher than the prior-year period due to higher realized gold prices and higher gold sales. Cost of sales of $50.3 million was $8.3 million higher than the prior year period, driven by an increase in mining costs, amortization expense and the strengthening Canadian dollar. Cost of sales include mining and processing costs, royalties and amortization expense.
Total cash costs in the first quarter were $710 per ounce, representing a 15% increase from the first quarter of 2016. This increase was attributable to higher mill consumables and an increase in underground mining costs. Underground unit mining costs were $36 per tonne in the first quarter, 16% higher than the prior year period. The increased mining costs reflect a higher proportion of operating development compared to capital development, resulting in a higher allocation to operating costs rather than sustaining capital. In addition, the strengthening Canadian dollar in 2017 had the impact of increasing total cash costs. The higher allocation of costs to operating had no impact on mine-site all-in sustaining costs, which were $851 per ounce and consistent with the prior year period as sustaining capital spending was lower. Both cash costs and mine-site all-in sustaining costs are expected to trend lower in 2017 as gold production increases due to a combination of higher underground mining rates, higher-grade ore being mined, and the pebble crusher becoming operational.
Capital expenditures totaled $18.6 million in the quarter down $5.4 million from 2016. Capital spending in the first quarter was primarily on lateral development, underground mobile equipment and engineering of the pebble crusher. Of the total capital expenditures, $6.1 million related to sustaining capital and $12.5 million related to growth capital. Capital spending at Young-Davidson is expected to total between $70 and $80 million in 2017, a significant reduction from 2016 levels.
Young-Davidson generated positive free cash flow before working capital of $3.9 million during the first quarter of 2017. After working capital, Young-Davidson was free cash flow neutral reflecting a draw down of accounts payable. Higher underground mining rates and grades are expected to drive stronger production and free cash flow growth through the remainder of 2017, most notably in the second half of the year.

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Mulatos Operational and Financial Review

	Three Months Ended March 31,
	2017	2016
Gold production (ounces)	40,000	37,600
Gold sales (ounces)	38,675	32,732
Financial Review (in millions)
Operating Revenues	$47.6	$37.9
Cost of sales (1)	$40.0	$34.4
Earnings from operations	$6.7	$3.2
Cash provided by operating activities, before changes in working capital and taxes received (2)	$14.9	$10.9
Cash provided by operating activities	$9.1	$7.0
Capital expenditures (sustaining) (2)	$2.6	$1.4
Capital expenditures (Mulatos growth) (2),(6)	$3.5	$3.0
Capital expenditures (La Yaqui Phase I growth) (2)	$5.3	—
Free cash flow, before changes in working capital and excluding La Yaqui capital expenditures (2)	$8.8	$6.5
Free cash flow, excluding La Yaqui capital expenditures (2)	$3.0	$2.6
Cost of sales, including amortization per ounce of gold sold (1)	$1,034	$1,051
Total cash costs per ounce of gold sold (2)	$827	$811
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$920	$878
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	1,810,642	1,508,036
Total waste mined - open pit	1,890,744	2,257,385
Total tonnes mined - open pit	3,701,386	3,765,421
Waste-to-ore ratio (operating)	1.04	1.50
Tonnes of ore mined - underground	28,355	42,823
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,686,961	1,597,280
Average grade of gold processed (5)	0.86	0.82
Contained ounces stacked on the heap leach pad	46,731	42,225
Mill Operations
Tonnes of high grade ore milled	35,764	38,899
Average grade of gold processed (5)	8.88	14.94
Contained ounces milled	10,204	18,686
Total contained ounces stacked and milled	56,935	60,911
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	70%	62%
Ore crushed per day (tonnes) - combined	19,100	18,000

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
(6) Includes capitalized exploration, of $2.4 million.

Mulatos produced 40,000 ounces of gold in the first quarter of 2017, a 6% increase from the prior year period. The increase was driven by higher production from the heap leach operation as more tonnes and higher grades were stacked during the quarter, partially offset by lower mill production.
The open pit operations performed well during the first quarter with total tonnes moved and grades mined in line with guidance. The waste-to-ore ratio was at the higher end of the range of 2017 guidance, though down sharply from a year ago. The waste-to-ore ratio is expected to trend lower throughout the year. Total crusher throughput averaged 19,100 tpd, a 6% improvement over the same period of 2016. A total of 1,686,961 tonnes were stacked at a grade of 0.86 g/t Au in the first quarter, an improvement over the prior year period and consistent with guidance.
Underground tonnes mined from San Carlos during the quarter were lower than the same period of 2016 with the deposit expected to reach the end of its current mineral reserve life mid-2017. In the first quarter of 2017, 35,764 tonnes were milled at an average grade of 8.88 g/t Au. Grades milled were slightly above full year guidance though down from a year ago resulting in lower mill production. Tonnes processed through the mill exceeded tonnes mined from underground as high grade stockpiles were drawn down to feed the mill. The Company has approximately 40,000 tonnes remaining in high grade stockpiles that will supplement mill production in the second half of 2017. The Company

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has implemented an underground exploration program in the eastern zone of the underground deposit with the aim of extending the mine life at San Carlos beyond the end of 2017.
The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) was 70% in the quarter compared to 62% in the prior year period, attributable to improved recoveries from the mill circuit.
Financial Review
For the three months ended March 31, 2017, revenue of $47.6 million was $9.7 million, or 26% higher than the prior-year period. This increase reflects more ounces sold, as well as the benefit of higher realized gold prices. For the three months ended March 31, 2017, cost of sales of $40.0 million were higher than the prior-year period driven by longer haulage distances, a higher proportion of production from the heap leach, and increased royalties as a result of higher revenue.
Total cash costs of $827 per ounce in the first quarter were higher than $811 per ounce in the prior year period, reflecting higher mining costs and less production from the mill which is lower cost production. Total cash costs are expected to decrease through the year reflecting a lower waste-to-ore ratio and initial low cost production from La Yaqui Phase I. Mine-site all-in sustaining costs in the quarter were $920 per ounce, or $42 higher than the prior year period as a result of higher sustaining capital and exploration costs.
Mulatos had another strong quarter, generating $8.8 million in free cash flow before working capital, excluding $5.3 million of construction and development spending at La Yaqui Phase I. The site's free cash flow reflects higher gold sales and realized gold prices. The Company expects strong free cash flow growth in the second half of 2017 with initial production from La Yaqui Phase I.

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El Chanate Operational and Financial Review

	Three Months Ended March 31,
	2017	2016
Gold production (ounces)	15,800	17,967
Gold sales (ounces)	16,253	18,523
Financial Review (in millions)
Operating Revenues	$19.8	$20.5
Cost of sales (1)	$19.8	$23.1
Earnings (loss) from operations	—	($2.6)
Cash provided by operating activities, before changes in working capital (2)	$1.0	($0.1)
Cash provided by operating activities	($1.0)	($1.0)
Capital expenditures	$0.6	$0.1
Free cash flow, before changes in working capital (2)	$0.4	($0.2)
Free cash flow (2)	($1.6)	($1.1)
Cost of sales, including amortization per ounce of gold sold (1)	$1,218	$1,247
Total cash costs per ounce of gold sold (2)	$1,144	$1,086
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,187	$1,095
Open Pit Operations
Tonnes of ore mined	905,915	1,227,716
Total tonnes mined	7,559,325	7,922,443
Waste-to-ore ratio (operating)	7.34	5.50
Average grade of gold (4)	0.53	0.60
Crushing and Heap Leach Operations
Tonnes of ore crushed stacked on the heap leach pad	747,954	1,016,670
Average grade of gold processed (4)	0.62	0.70
Tonnes of run-of-mine ore stacked on the heap leach pad	171,290	238,207
Average run-of mine grade of gold processed (4)	0.20	0.20
Total tonnes of ore processed	919,244	1,254,877
Average grade of gold processed (4)	0.54	0.61
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	10,200	13,800
Recovery ratio (ratio of ounces produced to contained ounces stacked)	99%	73%

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").

The Company produced 15,800 ounces of gold in the first quarter at El Chanate compared to 17,967 ounces in the prior year period. Lower production in the first quarter reflected fewer contained ounces stacked on the pad during the fourth quarter of 2016 and the first quarter of 2017 as a result of a scheduled pit pushback. Stacking rates to the pad will be lower than the historical averages until the pit pushback is completed mid-2017; however, near term quarterly production should not be impacted significantly given the long leach curve at El Chanate. Contained ounces stacked on the pad are expected to significantly increase in the third quarter of 2017 with a corresponding reduction in waste mined.
During the first quarter of 2017, the Company mined 905,915 tonnes of ore at an average grade of 0.53 g/t Au. Tonnes of ore mined were lower than the prior year period as the mine continues with its pit pushback, resulting in a higher waste-to-ore ratio in the first quarter.
The Company stacked 919,244 tonnes of open pit ore on the heap leach pad, including run-of-mine material, during the first quarter at an average rate of 10,200 tpd. Consistent with lower mining rates during the quarter, tonnes stacked were lower than the prior year period.
Financial Review
For the three months ended March 31, 2017, revenue of $19.8 million was $0.7 million or 3% lower than the prior year period, reflecting a lower number of ounces sold, partially offset by higher realized gold prices. For the three months ended March 31, 2017, cost of sales were lower than the prior-year period, decreasing by $3.3 million to $19.8 million. The decrease reflects lower amortization charges and less gold sold during the quarter.

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Total cash costs were $1,144 per ounce in the first quarter, an increase from the same period of 2016 due to a higher waste-to-ore ratio. Mine-site all-in sustaining costs of $1,187 per ounce in the first quarter increased from $1,095 per ounce in the prior year period due to a higher waste-to-ore ratio and higher sustaining capital.
El Chanate was free cash flow neutral in the first quarter of 2017, before changes in working capital. Given El Chanate's higher cost structure, the Company has again executed a hedging strategy to preserve free cash flow, with approximately 80% of 2017 production hedged ensuring a minimum gold price of $1,225 per ounce and participation up to a price of $1,450 per ounce.

First Quarter 2017 Development Activities
La Yaqui Phase I
Development of La Yaqui Phase I remains on track and within budget, with a number of significant development and construction milestones achieved during the first quarter of 2017, including the following:

•	Receipt of all significant permits for construction and operations, including the explosives permit

•	Construction of main site access road and pit to crusher access road

•	Construction of contractors camp and offices

•	Development of pit access and haul road

•	Commenced pre-stripping activities and stockpiling of ore at the crusher

•	Installation of portable crusher

•	Construction of process ponds

•	Fabrication of carbon columns
Below is an overview of the progress made to date at La Yaqui Phase 1:

La Yaqui I Pit
Leach Pad Cell 2
Leach Pad Cell 3
Overliner Stockpile
Leach Pad Cell 1
Crusher Circuit
Pit Haulage Road
According to Design
Process Area
Pregnant Pond
Contingency Pond
Barren Pond
Pit to Crusher
Haulage Road

During the first quarter of 2017, the Company spent $5.3 million on construction and development activities, and expects to spend an additional $7.0 million to complete construction. The Company expects construction to be completed and commissioning to begin in the third quarter of 2017. Once completed, La Yaqui Phase I will contribute annual production of approximately 25,000 ounces at significantly lower cash costs than production at the Mulatos complex.

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Lynn Lake
The Company owns 100% of the Lynn Lake development project, in Manitoba, Canada.
The Company is currently working towards completion of a feasibility study to be completed in the third quarter of 2017. The Company spent $1.3 million at Lynn Lake in the quarter and incurred an additional $1.8 million which has been accrued in the financial statements. The Company focused on the following during the quarter to support the feasibility study:

•	Environmental baseline studies and completion of the Project Description

•	Geotechnical trade-off studies and pit slope recommendations

•	Mine planning and equipment requirements

•	Completion of site layouts for the McLellan and Gordon deposits
Turkey
The Company received Forestry Permits for the Kirazlı gold project, and in February 2017 applied for the GSM (Business Opening and Operation) permit, which is granted by the Çanakkale Governorship. Additionally, the Company is hiring key personnel in Turkey responsible for the development and construction of Kirazlı.
The Company has recently increased its planned spending in 2017 up to $30 million, depending on the timing of receipt of the GSM permit. The additional expenditures will be applied to pre-construction activities, including commencing construction of the water reservoir for the Kirazlı project, detailed engineering, as well as community relations and a one-time forestry stumpage fee.
For the three months ended March 31, 2017, total development expenditures in Turkey were $6.4 million, which includes an accrual of the one-time forestry permit stumpage fee, expected to be paid in the second quarter of 2017.
Other
The Company capitalized $0.6 million to the Esperanza Project and capitalized $0.4 million to Quartz Mountain during the first quarter.

First Quarter 2017 Exploration Activities
Mulatos District
The Company has a large exploration package covering 28,777 hectares which has historically had the majority of its exploration efforts focused around the Mulatos mine. Using knowledge and understanding gained from the successful exploration programs at La Yaqui and Cerro Pelon, a detailed review and ranking of all prospects in the district was undertaken during 2016, with multi-year exploration plans outlined. While La Yaqui and Cerro Pelon remain the highest priority exploration targets, mapping and sampling has continued over the larger Mulatos District with scout drilling of high priority targets planned for 2017. The highest priority prospects added to the near term exploration plan include Los Bajios, La Yaqui Norte, El Refugio, El Halcon and El Carricito.
La Yaqui Grande
Limited exploration activities were conducted at La Yaqui Grande early in the quarter following the year-end holiday shutdown with a slow ramp up of drilling from late January. The main focus during the first quarter was systematic drilling of Zone 3 and first pass drilling to the northeast of Zone 1. Mineralization has been intersected throughout Zone 3 with the best grades so far being intersected in the south-western part of the zone. Infill drilling is ongoing in Zone 3 with further exploration planned for the second quarter of 2017. Results from the northeast of Zone 1 are pending. During the first quarter a total of 9,227 metres (“m”) of drilling was undertaken in 46 holes, with many results still pending.
Cerro Pelon
During the first quarter, exploration was focused on additional drilling designed to follow up on anomalous results received in the Western Zone in 2016. Drilling is being undertaken slowly and systematically with one drill rig as an understanding of this new zone of mineralization is further developed.
In addition to drilling over the Western Zone a small number of exploration holes were drilled along the Eastern Rib and beneath the Northern Silica Cap. Geology intersected along the Eastern rib indicates that outcropping alteration is a thin skin at surface with no vuggy silica intersected beneath. However, another area of potential interest has been

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outlined that will require further testing later in 2017. Drilling beneath the silica cap to the north has yet to intersect a stratiform zone of vuggy silica with any mineralization here likely to be structurally controlled. As a result, a structural review and 3D modeling process is now underway before any further drilling is undertaken.
The exploration focus at Cerro Pelon over the next 3-6 months will be on completing the 3D geological models - lithology, alteration, structure and mineralization in order to plan further drilling later in 2017. A total of 3,330m was drilled in 12 holes at Cerro Pelon in the quarter.
Los Bajios
Exploration activities are ramping up at Los Bajios with the first drill rig being on site in April. Up to 30 holes will be drilled in a phased approach and will be guided by drill results and geology intersected.
Diamond drilling will be conducted to allow a more complete understanding of the geology and mineralization intersected. The aim of the drill program is to twin original RC holes from previous drilling, test beneath structures and breccias mapped at surface, intersect anomalous features outlined in the IP survey and to extend mineralization intersected in the 2004-2007 drill programs.
Los Bajios is in close proximity to the main Mulatos mine with historical drill programs indicating a very thick oxide zone with deep alteration and anomalous to ore-grade mineralization intersected over a significant area.
Lynn Lake
Exploration scout drilling continued at Lynn Lake during the first quarter of 2017 with 5,013m drilled in 15 holes. This was focused mainly on testing geophysical anomalies along strike from the MacLellan and Gordon deposits.
During the fourth quarter of 2016, scout holes were drilled along strike from MacLellan and at depth beneath the deposit. Results at depth indicated that anomalous mineralization continued down dip another 450m. These results will be followed up at a later date as current focus is on near-surface open-pittable ounces.

Review of First Quarter Financial Results
During the first quarter of 2017, the Company sold 98,755 ounces of gold for proceeds of $121.0 million, a 16% increase compared to the prior year period. This reflected a higher number of ounces of gold sold (a $9.6 million benefit), and a higher average realized price of $1,225 per ounce compared to $1,146 per ounce in the prior year period (a $7.1 million benefit). The Company's realized gold price in the first quarter was $6 above the average London PM fix of $1,219 per ounce.
Cost of sales is comprised of mining and processing costs, royalties, and amortization. For the first quarter of 2017, cost of sales was $110.1 million, compared to $99.5 million in the prior-year period.
Mining and processing costs increased to $77.9 million in the first quarter from $67.9 million in the prior-year period. The increase reflects higher gross operating costs at Mulatos and Young-Davidson, the latter driven by higher underground mining costs and the strengthening Canadian dollar.
Consolidated total cash costs for the quarter were $827 per ounce, compared to $782 per ounce in the prior year period. The increase is attributable to higher operating costs at both Young-Davidson and Mulatos compared to the prior year.
In the first quarter, AISC per ounce increased to $1,014 from $986 in the prior year period. This was due to higher total cash costs, higher exploration costs included in AISC, as well as a higher mark-to-market charge related to share-based compensation as the Company's share price appreciated in the quarter.
Royalty expense was higher in the first quarter at $3.8 million, compared to $3.2 million in the prior year period, as a result of higher revenue.
Amortization of $28.4 million in the first quarter was consistent with the prior year. On a per ounce basis, amortization was $288 per ounce, down from $312 per ounce in the first quarter of 2016. This reflected lower amortization attributable to Mulatos, as well as lower amortization at El Chanate.
The Company recognized earnings from operations of $2.2 million in the first quarter, compared to a loss from operations of $2.3 million in the same period of 2016, driven by higher gold prices and volumes, partially offset by higher cost of sales, and share-based compensation.

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The Company reported net earnings of $0.1 million in the first quarter of 2017, compared to net earnings of $9.7 million in 2016. Net earnings in the current quarter reflects stronger earnings from operations compared to 2016, however, the prior year included a significant foreign exchange gain within deferred taxes which generated income in the quarter.
Associated Documents

This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month periods ended March 31, 2017 and March 31, 2016 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of First Quarter 2017 Results Conference Call

The Company's senior management will host a conference call on Thursday, May 4, 2017 at 11:00 am ET to discuss the first quarter 2017 financial results and provide an update on operating, exploration, and development activities.
Participants may join the conference call by dialling (416) 340-2216 or (800) 273-9672 for calls within Canada and the United States, or via webcast at www.alamosgold.com.
A playback will be available until June 4, 2017 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 9696270. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release. Information pertaining to the geological and exploration content has been reviewed and approved by Aoife McGrath, Alamos' Vice President, Exploration, a Qualified Person. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news releases dated March 24, 2016 and September 12, 2016.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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Cautionary Note
This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.  All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, projected development and permitting timelines, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. When describing resources we use the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission.  The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.

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Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	cash flow from operating activities before changes in working capital and taxes received;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Cash Flow from Operating Activities before Changes in Working Capital and Taxes Received
“Cash flow from operating activities before changes in working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended March 31,
	2017	2016
Cash flow from operating activities	$20.1	$23.8
Add back: Changes in working capital and taxes received	14.1	3.8
Cash flow from operating activities before changes in working capital and taxes received	$34.2	$27.6
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Total Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2017	2016
(in millions)
Cash flow from operating activities	$20.1	$23.8
Less: operating cash flow used by non-mine site activity	(6.5)	(4.0)
Cash flow from operating mine-sites	$26.6	$27.8

Mineral property, plant and equipment expenditure	$33.6	$33.3
Less: capital expenditures from development projects, and corporate	(8.3)	(4.8)
Capital expenditure from mine-sites	$25.3	$28.5

Total mine-site free cash flow	$1.3	($0.7)

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2017	2016
(in millions)
Cash flow from operating activities	$18.5	$21.8
Add back: Changes in working capital and taxes received	4.0	(0.3)
Cash flow from operating activities, before changes in working capital	22.5	21.5
Mineral property, plant and equipment expenditure	(18.6)	(24.0)
Mine-site free cash flow	($0.1)	($2.2)
Mine-site free cash flow, before changes in working capital	$3.9	($2.5)

Mulatos Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2017	2016
(in millions)
Cash flow from operating activities	$9.1	$7.0
Add back: Changes in working capital and taxes received	5.8	3.9
Cash flow from operating activities, before changes in working capital	14.9	10.9
Mineral property, plant and equipment expenditure	(11.4)	(4.4)
Less: La Yaqui Phase I capitalized expenditures	5.3	—
Mulatos mineral property, plant and equipment expenditure	($6.1)	($4.4)
Mine-site free cash flow[1]	$3.0	$2.6
Mine-site free cash flow, before changes in working capital[1]	$8.8	$6.5

1.	Excludes capitalized expenditures at La Yaqui Phase I.

El Chanate Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2017	2016
(in millions)
Cash flow from operating activities	($1.0)	($1.0)
Add back: Changes in working capital and taxes received	2.0	0.9
Cash flow from operating activities, before changes in working capital	$1.0	($0.1)
Mineral property, plant and equipment expenditure	(0.6)	(0.1)
Mine-site free cash flow	($1.6)	($1.1)
Mine-site free cash flow, before changes in working capital	$0.4	($0.2)
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation

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or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended March 31,
	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$77.9	$67.9
Royalties	3.8	3.2
Total cash costs	$81.7	$71.1
Gold ounces sold	98,755	90,989
Total cash costs per ounce	$827	$782

Total cash costs	$81.7	$71.1
Corporate and administrative(2)	3.7	3.9
Sustaining capital expenditures(3)	9.3	10.5
Share-based compensation	3.8	2.5
Sustaining exploration	1.0	0.5
Accretion of decommissioning liabilities	0.6	0.5
Realized losses on FX options	—	0.7
Total all-in sustaining costs	$100.1	$89.7
Gold ounces sold	98,755	90,989
All-in sustaining costs per ounce	$1,014	$986

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended March 31,
	2017	2016
Capital expenditures per cash flow statement	$33.6	$33.3
Less: Young-Davidson non-sustaining capital	(12.5)	(15)
Less: Mulatos non-sustaining capital	(8.8)	(3)
Less: El Chanate non-sustaining capital	—	—
Less: Corporate and other non-sustaining capital	(3)	(4.8)
	$9.3	$10.5

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Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$29.9	$23.6
Royalties	1.2	0.8
Total cash costs	$31.1	$24.4
Gold ounces sold	43,827	39,734
Total cash costs per ounce	$710	$616

Total cash costs	$31.1	$24.4
Sustaining capital expenditures	6.1	9.0
Exploration	0.1	0.1
Accretion of decommissioning liabilities	—	—
Total all-in sustaining costs	$37.3	$33.5
Gold ounces sold	43,827	39,734
Mine-site all-in sustaining costs per ounce	$851	$846
(1)
Inventory and other adjustments include net realizable adjustments.

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$29.4	$24.2
Royalties	2.6	2.4
Total cash costs	$32.0	$26.6
Gold ounces sold	38,675	32,732
Total cash costs per ounce	$827	$811

Total cash costs	$32.0	$26.6
Sustaining capital expenditures	2.6	1.4
Exploration	0.5	0.3
Accretion of decommissioning liabilities	0.5	0.4
Total all-in sustaining costs	$35.6	$28.7
Gold ounces sold	38,675	32,732
Mine-site all-in sustaining costs per ounce	$920	$878

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$18.6	$20.1
Total cash costs	$18.6	$20.1
Gold ounces sold	16,253	18,523
Total cash costs per ounce	$1,144	$1,086

Total cash costs	$18.6	$20.1
Sustaining capital expenditures	0.6	0.1
Accretion of decommissioning liabilities	0.1	0.1
Total all-in sustaining costs	$19.3	$20.3
Gold ounces sold	16,253	18,523
Mine-site all-in sustaining costs per ounce	$1,187	$1,095

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

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EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended March 31,
	2017	2016
Net earnings (loss)	$0.1	$9.7
Add back:
Finance expense	5.6	6.0
Amortization	28.4	28.4
Deferred income tax expense (recovery)	0.7	(19.0)
Current income tax expense	1.1	0.8
EBITDA	$35.9	$25.9
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

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Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flows
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2017	December 31, 2016
A S S E T S
Current Assets
Cash and cash equivalents	$479.2	$252.2
Equity securities	16.0	14.1
Amounts receivable	55.5	44.9
Inventory	136.8	131.7
Other current assets	11.3	11.6
Total Current Assets	698.8	454.5

Non-Current Assets
Long-term inventory	71.6	75.8
Mineral property, plant and equipment	1,934.2	1,918.2
Other non-current assets	43.9	43.7
Total Assets	$2,748.5	$2,492.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$102.3	$94.5
Current portion of debt and financing obligations	301.3	3.6
Income taxes payable	1.4	1.5
Dividends payable	3.0	—
Total Current Liabilities	408.0	99.6

Non-Current Liabilities
Deferred income taxes	289.9	291.0
Decommissioning liabilities	40.1	39.6
Debt and financing obligations	2.9	301.3
Other non-current liabilities	1.3	1.3
Total Liabilities	742.2	732.8

E Q U I T Y
Share capital	$3,066.7	$2,822.2
Contributed surplus	72.3	70.9
Warrants	3.8	3.5
Accumulated other comprehensive income	4.0	0.4
Deficit	(1,140.5)	(1,137.6)
Total Equity	2,006.3	1,759.4
Total Liabilities and Equity	$2,748.5	$2,492.2

20 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
(Unaudited - stated in millions of United States dollars, except per share amounts)

	For the three months ended
	March 31,	March 31,
	2017	2016
OPERATING REVENUES	$121.0	$104.3

COST OF SALES
Mining and processing	77.9	67.9
Royalties	3.8	3.2
Amortization	28.4	28.4
	110.1	99.5
EXPENSES
Exploration	1.2	0.7
Corporate and administrative	3.7	3.9
Share-based compensation	3.8	2.5
	118.8	106.6
EARNINGS (LOSS) FROM OPERATIONS	2.2	($2.3)

OTHER EXPENSES
Finance expense	(5.6)	(6)
Foreign exchange gain	5.9	1.0
Other loss	(0.6)	(1.2)
EARNINGS (LOSS) BEFORE INCOME TAXES	$1.9	($8.5)

INCOME TAXES
Current income tax expense	(1.1)	(0.8)
Deferred income tax (expense) recovery	(0.7)	19.0
NET EARNINGS	$0.1	$9.7

Items that may be subsequently reclassified to net earnings:
Unrealized gains on equity securities, net of taxes	—	2.1
Gain on currency hedging instruments, net of taxes	1.9	—
Items that will not be reclassified to net earnings:
Gain on equity securities, net of taxes	1.7	—
Total other comprehensive income	$3.6	$2.1
COMPREHENSIVE INCOME	$3.7	$11.8

EARNINGS PER SHARE
– basic	$0.00	$0.04
– diluted	$0.00	$0.04
Weighted average number of common shares outstanding (000's)
– basic	284,748	262,397
– diluted	289,450	263,071

21 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For the three months ended
	March 31,	March 31,
	2017	2016
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings for the period	$0.1	$9.7
Adjustments for items not involving cash:
Amortization	28.4	28.4
Foreign exchange gain	(5.9)	(1)
Current income tax expense	1.1	0.8
Deferred income tax expense (recovery)	0.7	(19)
Share-based compensation	3.8	2.5
Finance expense	5.6	6.0
Other non-cash items	0.4	0.2
Changes in working capital and taxes received	(14.1)	(3.8)
	20.1	23.8
INVESTING ACTIVITIES
Mineral property, plant and equipment	(33.6)	(33.3)
Cash received from acquisition of Carlisle Goldfields	—	0.7
Other	—	(2.6)
	(33.6)	(35.2)
FINANCING ACTIVITIES
Proceeds from bought deal financing, net of share issuance costs	239.1	—
Repayment of debt and equipment financing obligations	(1.4)	(2.4)
Debt financing and transaction fees	—	(1.2)
Proceeds received from the exercise of stock options and warrants	2.3	—
Proceeds from issuance of flow-through shares	—	5.0
	240.0	1.4
Effect of exchange rates on cash and cash equivalents	0.5	0.9
Net increase (decrease) in cash and cash equivalents	227.0	(9.1)
Cash and cash equivalents - beginning of year	252.2	282.9
CASH AND CASH EQUIVALENTS - END OF PERIOD	$479.2	$273.8

22 | Alamos Gold Inc